

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2013

<u>Via U.S. postal mail</u>
Mr. Richard A. Johnson
Chief Executive Officer
Wholehealth Products, Inc.
2012 Business Center Drive, Suite 115I
Irvine, California 92612

> **Re:** **Wholehealth Products, Inc.**
> **Form 10-K for the Fiscal Year ended August 31, 2012**
> **Filed December 14, 2012**
> **Form 10-K/A for the Fiscal Year ended August 31, 2012**
> **Filed January 30, 2013**
> **Form 10-Q for the Fiscal Quarter ended May 31, 2013**
> **Filed September 16, 2013**
> **File No. 0-52309**

Dear Mr. Johnson:

We issued comments on the above captioned filings on September 17, 2013**.** On November 21, 2013**,** we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system. You may contact Lily Dang at (202) 551-3867 or me at (202) 551-3686 if you have any questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief